Exhibit 99.2
Rules 4.7.3 and 4.10.3

Appendix 4G
Key to Disclosures
Corporate Governance Council Principles and Recommendations
Name of entity
ioneer Ltd

ABN/ARBN	Financial year ended:
76 098 564 606	31 December 2025
Our corporate governance statement1 for the period above can be found at:2
☐	These pages of our annual report:
☒	This URL on our website:	https://www.ioneer.com/about/governance-policies
The Corporate Governance Statement is accurate and up to date as at 18 March 2026 and has been approved by the board.
The annexure includes a key to where our corporate governance disclosures can be located.3
Date:	18 March 2026
Name of authorised officer authorising lodgement:	Olga Smejkalova

1 “Corporate governance statement” is defined in Listing Rule 19.12 to mean the statement referred to in Listing Rule 4.10.3 which discloses the extent to which an entity has followed the recommendations set by the ASX Corporate Governance Council during a particular reporting period.
Listing Rule 4.10.3 requires an entity that is included in the official list as an ASX Listing to include in its annual report either a corporate governance statement that meets the requirements of that rule or the URL of the page on its website where such a statement is located. The corporate governance statement must disclose the extent to which the entity has followed the recommendations set by the ASX Corporate Governance Council during the reporting period. If the entity has not followed a recommendation for any part of the reporting period, its corporate governance statement must separately identify that recommendation and the period during which it was not followed and state its reasons for not following the recommendation and what (if any) alternative governance practices it adopted in lieu of the recommendation during that period.
Under Listing Rule 4.7.4, if an entity chooses to include its corporate governance statement on its website rather than in its annual report, it must lodge a copy of the corporate governance statement with ASX at the same time as it lodges its annual report with ASX. The corporate governance statement must be current as at the effective date specified in that statement for the purposes of Listing Rule 4.10.3.
Under Listing Rule 4.7.3, an entity must also lodge with ASX a completed Appendix 4G at the same time as it lodges its annual report with ASX. The Appendix 4G serves a dual purpose. It acts as a key designed to assist readers to locate the governance disclosures made by a listed entity under Listing Rule 4.10.3 and under the ASX Corporate Governance Council’s recommendations. It also acts as a verification tool for listed entities to confirm that they have met the disclosure requirements of Listing Rule 4.10.3.
The Appendix 4G is not a substitute for, and is not to be confused with, the entity’s corporate governance statement. They serve different purposes and an entity must produce each of them separately.
2 Tick whichever option is correct and then complete the page number(s) of the annual report, or the URL of the web page, where your corporate governance statement can be found. You can, if you wish, delete the option which is not applicable.
3 Throughout this form, where you are given two or more options to select, you can, if you wish, delete any option which is not applicable and just retain the option that is applicable. If you select an option that includes “OR” at the end of the selection and you delete the other options, you can also, if you wish, delete the “OR” at the end of the selection.
See notes 4 and 5 below for further instructions on how to complete this form.

ASX Listing Rules Appendix 4G (current at 17/7/2020)	Page 1

Appendix 4G Key to Disclosures Corporate Governance Council Principles and Recommendations

ANNEXURE – KEY TO CORPORATE GOVERNANCE DISCLOSURES

Corporate Governance Council recommendation		Where a box below is ticked,[4] we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement:	Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:[5]
PRINCIPLE 1 – LAY SOLID FOUNDATIONS FOR MANAGEMENT AND OVERSIGHT
1.1
A listed entity should have and disclose a board charter setting out:
(a)        the respective roles and responsibilities of its board and management; and
(b)        those matters expressly reserved to the board and those delegated to management.
		☒ and we have disclosed a copy of our board charter at: https://www.ioneer.com/about/governance-policies	☐ set out in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable
1.2
A listed entity should:
(a)        undertake appropriate checks before appointing a director or senior executive or putting someone forward for election as a director; and
(b)        provide security holders with all material information in its possession relevant to a decision on whether or not to elect or re-elect a director.
		☒	☐ set out in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable
1.3	A listed entity should have a written agreement with each director and senior executive setting out the terms of their appointment.	☒	☐ set out in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable
1.4	The company secretary of a listed entity should be accountable directly to the board, through the chair, on all matters to do with the proper functioning of the board.	☒	☐ set out in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable

4 Tick the box in this column only if you have followed the relevant recommendation in full for the whole of the period above. Where the recommendation has a disclosure obligation attached, you must insert the location where that disclosure has been made, where indicated by the line with “insert location” underneath. If the disclosure in question has been made in your corporate governance statement, you need only insert “our corporate governance statement”. If the disclosure has been made in your annual report, you should insert the page number(s) of your annual report (eg “pages 10-12 of our annual report”). If the disclosure has been made on your website, you should insert the URL of the web page where the disclosure has been made or can be accessed (eg “www.entityname.com.au/corporate governance/charters/”).
5 If you have followed all of the Council’s recommendations in full for the whole of the period above, you can, if you wish, delete this column from the form and re-format it.

ASX Listing Rules Appendix 4G (current at 17/7/2020)	Page 2

Appendix 4G Key to Disclosures Corporate Governance Council Principles and Recommendations
Corporate Governance Council recommendation	Where a box below is ticked,[4] we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement:	Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:[5]
1.5
A listed entity should:
(a)       have and disclose a diversity policy;
(b)       through its board or a committee of the board set measurable objectives for achieving gender diversity in the composition of its board, senior executives and workforce generally; and
(c)     disclose in relation to each reporting period:
(1)      the measurable objectives set for that period to achieve gender diversity;
(2)      the entity’s progress towards achieving those objectives; and
(3)      either:
(A)       the respective proportions of men and women on the board, in senior executive positions and across the whole workforce (including how the entity has defined “senior executive” for these purposes); or
(B)       if the entity is a “relevant employer” under the Workplace Gender Equality Act, the entity’s most recent “Gender Equality Indicators”, as defined in and published under that Act.
If the entity was in the S&P / ASX 300 Index at the commencement of the reporting period, the measurable objective for achieving gender diversity in the composition of its board should be to have not less than 30% of its directors of each gender within a specified period.

☐ and we have disclosed a copy of our diversity policy at:
https://www.ioneer.com/about/governance-policies
and we have disclosed the information referred to in paragraph (c)
at:
..............................................................................
[insert location]
and if we were included in the S&P / ASX 300 Index at the
commencement of the reporting period our measurable objective for achieving gender diversity in the composition of its board of not less than 30% of its directors of each gender within a specified period.

☒ set out in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable
1.6
A listed entity should:
(a)       have and disclose a process for periodically evaluating the performance of the board, its committees and individual directors; and
(b)       disclose for each reporting period whether a performance evaluation has been undertaken in accordance with that process during or in respect of that period.

☒
and we have disclosed the evaluation process referred to in paragraph (a) at:
section 1.6 of our 2025 Corporate Governance Statement
and whether a performance evaluation was undertaken for the reporting period in accordance with that process at:
section 1.6 of our 2025 Corporate Governance Statement
☐ set out in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable

ASX Listing Rules Appendix 4G (current at 17/7/2020)	Page 3

Appendix 4G Key to Disclosures Corporate Governance Council Principles and Recommendations
Corporate Governance Council recommendation	Where a box below is ticked,[4] we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement:	Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:[5]
1.7
A listed entity should:
(a)       have and disclose a process for evaluating the performance of its senior executives at least once every reporting period; and
(b)       disclose for each reporting period whether a performance evaluation has been undertaken in accordance with that process during or in respect of that period.

☒
and we have disclosed the evaluation process referred to in paragraph (a) at:
section 1.7 of our 2025 Corporate Governance Statement
and whether a performance evaluation was undertaken for the reporting period in accordance with that process at:
section 1.7 of our 2025 Corporate Governance Statement
☐ set out in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable

ASX Listing Rules Appendix 4G (current at 17/7/2020)	Page 4

Appendix 4G Key to Disclosures Corporate Governance Council Principles and Recommendations
Corporate Governance Council recommendation		Where a box below is ticked,[4] we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement:	Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:[5]
PRINCIPLE 2 - STRUCTURE THE BOARD TO BE EFFECTIVE AND ADD VALUE
2.1
The board of a listed entity should:
(a)        have a nomination committee which:
(1)       has at least three members, a majority of whom are independent directors; and
(2)       is chaired by an independent director, and disclose:
(3)       the charter of the committee;
(4)       the members of the committee; and
(5)       as at the end of each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or
(b)        if it does not have a nomination committee, disclose that fact and the processes it employs to address board succession issues and to ensure that the board has the appropriate balance of skills, knowledge, experience, independence and diversity to enable it to discharge its duties and responsibilities effectively.

☒
[If the entity complies with paragraph (a):]
and we have disclosed a copy of the charter of the committee at:
https://www.ioneer.com/about/governance-policies
and the information referred to in paragraphs (4) and (5) at:
section 2.2 of our 2025 Corporate Governance Statement

☐ set out in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable
2.2	A listed entity should have and disclose a board skills matrix setting out the mix of skills that the board currently has or is looking to achieve in its membership.	☒ and we have disclosed our board skills matrix at: section 2.3 of our 2025 Corporate Governance Statement	☐ set out in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable
2.3
A listed entity should disclose:
(a)        the names of the directors considered by the board to be independent directors;
(b)        if a director has an interest, position, affiliation or relationship of the type described in Box 2.3 but the board is of the opinion that it does not compromise the independence of the director, the nature of the interest, position or relationship in question and an explanation of why the board is of that opinion; and
(c)      the length of service of each director.

☒
and we have disclosed the names of the directors considered by the board to be independent directors at:
section 2.4 of our 2025 Corporate Governance Statement
and the length of service of each director at:
page 20 of the 2026 Annual Report
☐ set out in our Corporate Governance Statement

ASX Listing Rules Appendix 4G (current at 17/7/2020)	Page 5

Appendix 4G Key to Disclosures Corporate Governance Council Principles and Recommendations
Corporate Governance Council recommendation		Where a box below is ticked,[4] we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement:	Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:[5]
2.4	A majority of the board of a listed entity should be independent directors.	☒	☐ set out in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable
2.5	The chair of the board of a listed entity should be an independent director and, in particular, should not be the same person as the CEO of the entity.	☐	☒ set out in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable
2.6
A listed entity should have a program for inducting new directors and for periodically reviewing whether there is a need for existing directors to undertake professional development to maintain the skills and knowledge needed to perform their role as directors effectively.
		☒	☐ set out in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable
PRINCIPLE 3 – INSTIL A CULTURE OF ACTING LAWFULLY, ETHICALLY AND RESPONSIBLY
3.1	A listed entity should articulate and disclose its values.	☒ and we have disclosed our values at: section 3.1 of our 2025 Corporate Governance Statement	☐ set out in our Corporate Governance Statement
3.2
A listed entity should:
(a)       have and disclose a code of conduct for its directors, senior executives and employees; and
(b)       ensure that the board or a committee of the board is informed of any material breaches of that code.
		☒ and we have disclosed our code of conduct at: https://www.ioneer.com/about/governance-policies	☐ set out in our Corporate Governance Statement
3.3	A listed entity should: (a) have and disclose a whistleblower policy; and (b) ensure that the board or a committee of the board is informed of any material incidents reported under that policy.	☒and we have disclosed our whistleblower policy at: https://www.ioneer.com/about/governance-policies	☐ set out in our Corporate Governance Statement
3.4	A listed entity should: (a) have and disclose an anti-bribery and corruption policy; and (b) ensure that the board or committee of the board is informed of any material breaches of that policy.	☒and we have disclosed our anti-bribery and corruption policy at: https://www.ioneer.com/about/governance-policies	☐ set out in our Corporate Governance Statement

ASX Listing Rules Appendix 4G (current at 17/7/2020)	Page 6

Appendix 4G Key to Disclosures Corporate Governance Council Principles and Recommendations
Corporate Governance Council recommendation		Where a box below is ticked,[4] we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement:	Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:[5]
PRINCIPLE 4 – SAFEGUARD THE INTEGRITY OF CORPORATE REPORTS
4.1
The board of a listed entity should:
(a)       have an audit committee which:
(1)       has at least three members, all of whom are non-executive directors and a majority of whom are independent directors; and
(2)       is chaired by an independent director, who is not the chair of the board, and disclose:
(3)       the charter of the committee;
(4)       the relevant qualifications and experience of the members of the committee; and
(5)       in relation to each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or
(b)        if it does not have an audit committee, disclose that fact and the processes it employs that independently verify and safeguard the integrity of its corporate reporting, including the processes for the appointment and removal of the external auditor and the rotation of the audit engagement partner.

☒
[If the entity complies with paragraph (a):]
and we have disclosed a copy of the charter of the committee at:
https://www.ioneer.com/about/governance-policies
and the information referred to in paragraphs (4) and (5) at:
pages 9 to 11 of the 2025 Annual Report

☐ set out in our Corporate Governance Statement
4.2
The board of a listed entity should, before it approves the entity’s financial statements for a financial period, receive from its CEO and CFO a declaration that, in their opinion, the financial records of the entity have been properly maintained and that the financial statements comply with the appropriate accounting standards and give a true and fair view of the financial position and performance of the entity and that the opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.
		☒	☐ set out in our Corporate Governance Statement
4.3	A listed entity should disclose its process to verify the integrity of any periodic corporate report it releases to the market that is not audited or reviewed by an external auditor.	☒	☐ set out in our Corporate Governance Statement

ASX Listing Rules Appendix 4G (current at 17/7/2020)	Page 7

Appendix 4G Key to Disclosures Corporate Governance Council Principles and Recommendations
Corporate Governance Council recommendation		Where a box below is ticked,[4] we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement:	Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:[5]
PRINCIPLE 5 – MAKE TIMELY AND BALANCED DISCLOSURE
5.1	A listed entity should have and disclose a written policy for complying with its continuous disclosure obligations under listing rule 3.1.	☒ and we have disclosed our continuous disclosure compliance policy at: https://www.ioneer.com/about/governance-policies	☐ set out in our Corporate Governance Statement
5.2	A listed entity should ensure that its board receives copies of all material market announcements promptly after they have been made.	☒	☐ set out in our Corporate Governance Statement
5.3
A listed entity that gives a new and substantive investor or analyst presentation should release a copy of the presentation materials on the ASX Market Announcements Platform ahead of the presentation.
		☒	☐ set out in our Corporate Governance Statement
PRINCIPLE 6 – RESPECT THE RIGHTS OF SECURITY HOLDERS
6.1	A listed entity should provide information about itself and its governance to investors via its website.	☒ and we have disclosed information about us and our governance on our website at: www.ioneer.com	☐ set out in our Corporate Governance Statement
6.2	A listed entity should have an investor relations program that facilitates effective two-way communication with investors.	☒	☐ set out in our Corporate Governance Statement
6.3	A listed entity should disclose how it facilitates and encourages participation at meetings of security holders.	☒ and we have disclosed how we facilitate and encourage participation at meetings of security holders at: https://www.ioneer.com/about/governance-policies	☐ set out in our Corporate Governance Statement
6.4	A listed entity should ensure that all substantive resolutions at a meeting of security holders are decided by a poll rather than by a show of hands.	☒	☐ set out in our Corporate Governance Statement
6.5	A listed entity should give security holders the option to receive communications from, and send communications to, the entity and its security registry electronically.	☒	☐ set out in our Corporate Governance Statement

ASX Listing Rules Appendix 4G (current at 17/7/2020)	Page 8

Appendix 4G Key to Disclosures Corporate Governance Council Principles and Recommendations
Corporate Governance Council recommendation	Where a box below is ticked,[4] we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement:	Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:[5]
PRINCIPLE 7 – RECOGNISE AND MANAGE RISK
7.1
The board of a listed entity should:
(a)       have a committee or committees to oversee risk, each of which:
(1)       has at least three members, a majority of whom are independent directors; and
(2)       is chaired by an independent director,
and disclose:
(3)        the charter of the committee;
(4)        the members of the committee; and
(5)       as at the end of each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or
(b)        if it does not have a risk committee or committees that satisfy (a) above, disclose that fact and the processes it employs for overseeing the entity’s risk management framework.

☒
[If the entity complies with paragraph (a):]
and we have disclosed a copy of the charter of the committee at:
https://www.ioneer.com/about/governance-policies
and the information referred to in paragraphs (4) and (5) at:
pages 9 to 11 of the 2025 Annual Report
☐ set out in our Corporate Governance Statement
7.2
The board or a committee of the board should:
(a)       review the entity’s risk management framework at least annually to satisfy itself that it continues to be sound and that the entity is operating with due regard to the risk appetite set by the board; and
(b)       disclose, in relation to each reporting period, whether such a review has taken place.
	☒ and we have disclosed whether a review of the entity’s risk management framework was undertaken during the reporting period at: sections 7.1 to 7.4 of our 2025 Corporate Governance Statement	☐ set out in our Corporate Governance Statement
7.3
A listed entity should disclose:
(a)       if it has an internal audit function, how the function is structured and what role it performs; or
(b)       if it does not have an internal audit function, that fact and the processes it employs for evaluating and continually improving the effectiveness of its governance, risk management and internal control processes.

☒
[If the entity complies with paragraph (b):]
and we have disclosed the fact that we do not have an internal audit function and the processes we employ for evaluating and continually improving the effectiveness of our risk management and internal control processes at:
section 7.4 of our 2025 Corporate Governance Statement
☐ set out in our Corporate Governance Statement

ASX Listing Rules Appendix 4G (current at 17/7/2020)	Page 9

Appendix 4G Key to Disclosures Corporate Governance Council Principles and Recommendations
Corporate Governance Council recommendation		Where a box below is ticked,[4] we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement:	Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:[5]
7.4	A listed entity should disclose whether it has any material exposure to environmental or social risks and, if it does, how it manages or intends to manage those risks.
☒
and we have disclosed whether we have any material exposure to environmental and social risks at:
section 7.5 of our 2025 Corporate Governance Statement
and, if we do, how we manage or intend to manage those risks at:
section 7.5 of our 2025 Corporate Governance Statement
☐ set out in our Corporate Governance Statement

ASX Listing Rules Appendix 4G (current at 17/7/2020)	Page 10

Appendix 4G Key to Disclosures Corporate Governance Council Principles and Recommendations
Corporate Governance Council recommendation		Where a box below is ticked,[4] we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement:	Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:[5]
PRINCIPLE 8 – REMUNERATE FAIRLY AND RESPONSIBLY
8.1
The board of a listed entity should:
(a)       have a remuneration committee which:
(1)       has at least three members, a majority of whom are independent directors; and
(2)       is chaired by an independent director,
and disclose:
(3)        the charter of the committee;
(4)        the members of the committee; and
(5)       as at the end of each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or
(b)       if it does not have a remuneration committee, disclose that fact and the processes it employs for setting the level and composition of remuneration for directors and senior executives and ensuring that such remuneration is appropriate and not excessive.

☒
[If the entity complies with paragraph (a):]
and we have disclosed a copy of the charter of the committee at:
https://www.ioneer.com/about/governance-policies
and the information referred to in paragraphs (4) and (5) at:
pages 9 to 11 of the 2025 Annual Report
☐ set out in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable
8.2	A listed entity should separately disclose its policies and practices regarding the remuneration of non-executive directors and the remuneration of executive directors and other senior executives.
☒
and we have disclosed separately our remuneration policies and practices regarding the remuneration of non-executive directors and the remuneration of executive directors and other senior executives at:
at pages 17 to 46 of the 2025 Annual Report
☐ set out in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable
8.3
A listed entity which has an equity-based remuneration scheme should:
(a)       have a policy on whether participants are permitted to enter into transactions (whether through the use of derivatives or otherwise) which limit the economic risk of participating in the scheme; and
(b)       disclose that policy or a summary of it.
☒ and we have disclosed our policy on this issue or a summary of it at: at pages 17 to 46 of the 2025 Annual Report
☐     set out in our Corporate Governance Statement OR
☐     we do not have an equity-based remuneration scheme and this recommendation is therefore not applicable OR
☐       we are an externally managed entity and this recommendation is therefore not applicable

ASX Listing Rules Appendix 4G (current at 17/7/2020)	Page 11

Appendix 4G Key to Disclosures Corporate Governance Council Principles and Recommendations
Corporate Governance Council recommendation		Where a box below is ticked,[4] we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement:	Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:[5]
ADDITIONAL RECOMMENDATIONS THAT APPLY ONLY IN CERTAIN CASES
9.1
A listed entity with a director who does not speak the language in which board or security holder meetings are held or key corporate documents are written should disclose the processes it has in place to ensure the director understands and can contribute to the discussions at those meetings and understands and can discharge their obligations in relation to those documents.
☐ and we have disclosed information about the processes in place at: .............................................................................. [insert location]
☐     set out in our Corporate Governance Statement OR
☒     we do not have a director in this position and this recommendation is therefore not applicable OR
☐       we are an externally managed entity and this recommendation is therefore not applicable

9.2	A listed entity established outside Australia should ensure that meetings of security holders are held at a reasonable place and time.	☐
☐     set out in our Corporate Governance Statement OR
☒     we are established in Australia and this recommendation is therefore not applicable OR
☐       we are an externally managed entity and this recommendation is therefore not applicable

9.3
A listed entity established outside Australia, and an externally managed listed entity that has an AGM, should ensure that its external auditor attends its AGM and is available to answer questions from security holders relevant to the audit.
☐
☐     set out in our Corporate Governance Statement OR
☒     we are established in Australia and not an externally managed listed entity and this recommendation is therefore not applicable
☐       we are an externally managed entity that does not hold an AGM and this recommendation is therefore not applicable

ADDITIONAL DISCLOSURES APPLICABLE TO EXTERNALLY MANAGED LISTED ENTITIES
-
Alternative to Recommendation 1.1 for externally managed listed entities:
The responsible entity of an externally managed listed entity should disclose:
(a)       the arrangements between the responsible entity and the listed entity for managing the affairs of the listed entity; and
(b)       the role and responsibility of the board of the responsible entity for overseeing those arrangements.
	Not applicable	Not applicable

ASX Listing Rules Appendix 4G (current at 17/7/2020)	Page 12

Appendix 4G Key to Disclosures Corporate Governance Council Principles and Recommendations
Corporate Governance Council recommendation		Where a box below is ticked,[4] we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement:	Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:[5]
-	Alternative to Recommendations 8.1, 8.2 and 8.3 for externally managed listed entities: An externally managed listed entity should clearly disclose the terms governing the remuneration of the manager.	Not applicable	Not applicable

ASX Listing Rules Appendix 4G (current at 17/7/2020)	Page 13